COMPANY AGREEMENT (OPERATING AGREEMENT)

of RISEUP Career Studio LLC

(a Texas limited liability company)

This Company Agreement (Operating Agreement) (the **Agreement**) is entered into and effective as of **July 20, 2025**, by and among RISEUP Career Studio LLC, a Texas limited liability company (the **Company**), and **Deepak Bhootra**, the sole member (**Member**).

> This Agreement is intended to satisfy the Texas Business Organizations Code (the **TBOC**) and to evidence Deepak Bhootra's 100% ownership of the Company. The Company was formed as **RISEUP Career Studio Limited Liability Company**, Texas File No. **806130944**, with a filing and effective date of **July 20, 2025**.

1. Formation; Name; Term; Registered Office

1.1 **Formation.** The Company was formed as a Texas limited liability company by filing a Certificate of Formation with the Texas Secretary of State on **July 20, 2025** (the **Certificate**).

1.2 **Name.** The Company's legal name is **RISEUP Career Studio LLC**. The Company may do business under that name or any other lawful assumed name filed as required by law.

1.3 **Term.** The Company will continue until dissolved under this Agreement or the TBOC.

1.4 **Registered Office and Agent.** The Company's registered office in Texas and registered agent are as stated in the Certificate. The Member may change them by filing the required documentation with the Texas Secretary of State.

2. Purpose; Powers

2.1 **Purpose.** The Company may engage in any lawful business for which an LLC may be formed under the TBOC.

2.2 **Powers.** The Company has all powers necessary, convenient, or incidental to carrying out its business and the purposes of this Agreement.

3. Member; Ownership; Capital

3.1 **Sole Member. Deepak Bhootra** is the sole member and holder of **100%** of the Company's (the Units) membership interests.



3.2 **Initial Capital Contribution.** The Member has contributed **$5,000** to the Company. The Member may make additional contributions at any time but is not obligated to do so.

3.3 **No Certificates.** Units may, but need not, be evidenced by certificates. The Company's books will reflect ownership.

3.4 **Limited Liability.** The Member has no personal liability for the debts, obligations, or liabilities of the Company beyond any agreed capital contributions, except as otherwise required by the TBOC.

4. Allocations; Distributions; Taxes

4.1 **Profits and Losses.** All profits and losses of the Company are allocated **100%** to the Member.

4.2 **Distributions.** Cash or property may be distributed at the Member's discretion, subject to applicable law.

4.3 **Tax Treatment.** By default, the Company will be treated as a **disregarded entity** for U.S. federal income tax purposes, unless the Member elects otherwise. The Member may cause the Company to make any tax elections the Member deems advisable.

5. Management; Authority; Officers

5.1 **Management by Member.** The Company is **member-managed**. The Member has exclusive authority to manage and control the business and affairs of the Company.

5.2 **Managing Member.** The sole Member, **Deepak Bhootra**, also serves as the **Managing Member** and primary executive for day-to-day operations.

5.3 **Authority.** The Member may bind the Company in all matters. Third parties may rely on this Section.

5.4 **Officers.** The Member may appoint and remove officers at any time and may delegate duties and authority to such officers by written consent or resolution.

5.5 **Banking and Finance.** The Member may open and maintain bank, brokerage, and payment accounts. The only authorized bank signatory is **Deepak Bhootra** until changed by written consent.

6. Books, Records, and Information

6.1 **Records.** The Company will maintain at its principal office the records required by the TBOC, including a current list of the Member and the Company's federal tax classification.



6.2 **Fiscal Year.** The fiscal year ends on **December 31**, unless the Member changes it.

7. Transfers; Admission of Members

7.1 **No Transfers Without Consent.** The Member may not transfer Units except with the Member's own written consent (as the Company and as the transferring Member) and in compliance with law.

7.2 **Substituted or Additional Members.** No person is admitted as a member without the Member's written consent and, if required, an amended Company Agreement.

8. Indemnification; Exculpation

8.1 **Indemnification.** To the fullest extent permitted by the TBOC, the Company will indemnify and hold harmless the Member and any officer or agent acting at the Member's direction from and against any claims and expenses arising out of Company activities, except for fraud or willful misconduct.

8.2 **Exculpation.** The Member and officers will not be liable to the Company or to any other person for acts or omissions in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, except as limited by law.

9. Dissolution; Winding Up

9.1 **Dissolution Events.** The Company will dissolve upon: (a) the Member's written decision to dissolve; (b) the entry of a decree of judicial dissolution; or (c) any other event requiring dissolution under the TBOC.

9.2 **Winding Up.** Upon dissolution, the Member (or a liquidating agent appointed by the Member) will wind up the Company, pay or provide for liabilities, and distribute remaining assets to the Member.

10. Miscellaneous

10.1 **Amendments.** The Member may amend this Agreement at any time by written instrument.

10.2 **Governing Law.** This Agreement is governed by the laws of the State of Texas, without regard to conflicts of laws rules.

10.3 **Severability.** If any provision is invalid, the remainder stays in effect.

10.4 **Entire Agreement.** This Agreement is the entire agreement of the parties regarding the subject matter and supersedes all prior oral or written agreements.

10.5 **Counterparts; Electronic Signatures.** This Agreement may be signed in counterparts and by electronic signatures, each of which is deemed an original and all of which together form one instrument.

11. Specific Authorizations

11.1 **Foreign Subsidiaries.** The Member authorizes the Company to form, acquire, or invest in domestic or foreign subsidiaries and to take all actions and sign all documents needed to do so, including appointing directors, opening accounts, and funding equity or loans, in amounts the Member approves.

11.2 **Designated Signer.** The Member may designate one or more individuals as authorized signers for specific transactions by written consent.



SIGNATURES

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the Effective Date.

MEMBER:
Deepak Bhootra
Address: ██████████████████████████████████
Email: ██████████████████

Signature: _Deepak Bhootra_

Date: _20 July 2025_

SCHEDULE A – MEMBERSHIP INTERESTS

Member Name	Address	Units (%)	Capital Contribution
Deepak Bhootra	[redacted]	100%	$5,000



DB

SCHEDULE B: SINGLE-MEMBER WRITTEN CONSENT

The undersigned, as the sole Member of RISEUP Career Studio LLC, takes the following actions, effective as of **July 20, 2025**:

1. **Approval of Agreement.** Approves and adopts the Company Agreement (Operating Agreement) of RISEUP Career Studio LLC.

2. **Managing Member.** Confirms **Deepak Bhootra** as the **Managing Member** with full authority to manage the Company.

3. **Banking.** Authorizes opening of bank and payment accounts in the Company's name; the **only** authorized signatory is **Deepak Bhootra** until changed by written consent.

4. **Tax Matters.** Confirms default classification as a disregarded entity for U.S. federal income tax purposes unless and until the Member elects otherwise; authorizes obtaining an EIN.

5. **Foreign Subsidiary.** Authorizes formation of an Indian private limited company as a wholly owned subsidiary, appointment of initial directors, and execution of all documents required by Indian authorities; authorizes capital contributions or share subscriptions to be determined by the Managing Member.

Deepak Bhootra

Signature: _____Deepak Bhootra_____

Date: _____20 July 2025_____